United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

December 29, 2006

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Registrant's Business and Operations

Item 1.01. Entry into a Material Definitive Agreement.

On December 29, 2006, Madison Gas and Electric Company (MGE) issued $30 million in principal amount of its 5.25% Medium-Term Notes due January 15, 2017. See Item 2.03 below for a description of those Notes and related agreements.

Section 2 - Financial Information

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On December 29, 2006, MGE issued $30 million of its 5.25% Medium-Term Notes due January 15, 2017. The Notes were issued pursuant to an Indenture dated as of September 1, 1998, between MGE and The Bank of New York Trust Company, N.A. (as successor to Bank One, N.A.), as Trustee. The Notes are unsecured. MGE will use the net proceeds from the sale of the Notes to repay existing short-term indebtedness consisting of commercial paper. The Bonds were registered under the Securities Act of 1933, as amended, pursuant to MGE's Registration Statement on Form S-3 (Registration No. 333-135401), which was declared effective by the Securities and Exchange Commission on July 28, 2006.

The Notes carry an interest rate of 5.25% per annum, which is payable semiannually on January 15 and July 15 of each year, commencing on July 15, 2007. The Notes are redeemable at any time at MGE's option at a redemption price equal to greater of (i) 100% of the principal amount of the Notes to be redeemed, plus accrued interest to the redemption date, or (ii) the discounted present value of the remaining scheduled payments of principal and interest on the Notes to be redeemed (as provided in the Notes), plus accrued interest to the redemption date. A copy of the Notes is filed as Exhibit 4.1 to this report.

A copy of the Underwriting Agreement dated December 22, 2006, among MGE and J.P. Morgan Securities Inc., as underwriter, is filed as Exhibit 1.1 to this report.

* * * * *

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by MGE include those factors discussed herein, as well as the items discussed in MGE's 2005 Annual Report on Form 10-K—ITEM 1A. Risk Factors, and other factors discussed in filings with the SEC by MGE. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. MGE does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this report.

Section 9 - Financial Statements and Exhibits

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith and are exhibits to the Registration Statement on Form S-3, Registration No. 333-135401, as noted below:

8-K Exhibit No.	Registration Statement Exhibit No.	Description
1.1	1.3.1	Underwriting Agreement dated December 22, 2006, between MGE and J.P. Morgan Securities Inc., as underwriter.
4.1	4.2.1	5.25% Medium-Term Note due January 15, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: January 4, 2007

Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated December 29, 2006

8-K Exhibit No.	Registration Statement Exhibit No.	Description
1.1	1.3.1	Underwriting Agreement dated December 22, 2006, between MGE and J.P. Morgan Securities Inc., as underwriter.
4.1	4.2.1	5.25% Medium-Term Note due January 15, 2017.

Exhibit 1.1

EXECUTION VERSION

$ 30,000,000

Madison Gas and Electric Company

5.25% Medium-Term Notes due 2017

<u>Underwriting Agreement</u>

December 22, 2006

J.P. Morgan Securities Inc.
c/o J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017

Ladies and Gentlemen:

Madison Gas and Electric Company, a Wisconsin corporation (the "Company"), proposes to issue and sell to you, as Underwriter (the "Underwriter"), $30,000,000 principal amount of its 5.25% Medium-Term Notes due 2017 (the "Securities"). The Securities will be issued pursuant to an Indenture dated as of September 1, 1998 (the "Indenture") between the Company and The Bank of New York Trust Company, N.A. (successor to Bank One, N.A.), as trustee (the "Trustee").

The Company hereby confirms its agreement with the Underwriter concerning the purchase and sale of the Securities, as follows:

1.   <u>Registration Statement</u>. The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Securities Act"), a registration statement on Form S-3 (File No. 333-135401), including a prospectus, relating to the Securities. Such registration statement, as amended at the time it became effective, including the information, if any, deemed pursuant to Rule 430B under the Securities Act to be part of the registration statement at the time of its effectiveness ("Rule 430 Information"), is referred to herein as the "Registration Statement"; and the term "Prospectus" means the prospectus in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities. Any reference in this Agreement to the Registration Statement, any Preliminary Prospectus (as defined below) or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act, as of the effective date of the Registration Statement or the date of such

Preliminary Prospectus or the Prospectus, as the case may be, and any reference to "amend", "amendment" or "supplement" with respect to the Registration Statement, any Preliminary Prospectus (as defined below) or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Exchange Act") that are deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

At or prior to the time when sales of the Securities were first made (the "Time of Sale"), the Company had prepared the following information (collectively, the "Time of Sale Information"): the preliminary prospectus supplement, including the base prospectus, as amended and supplemented to the Time of Sale (the "Preliminary Prospectus"), the final term sheet contemplated by Section 4(a) hereof and any "issuer free writing prospectus" (as defined pursuant to Rule 405 under the Securities Act) listed on Annex B hereto as constituting part of the Time of Sale Information.

2. Purchase of the Securities by the Underwriter. (a) The Company agrees to issue and sell the Securities to the Underwriter as provided in this Agreement, and the Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees to purchase from the Company the principal amount of Securities set forth opposite such Underwriter's name in Schedule 1 hereto at a price equal to 99.077% of the principal amount thereof. The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

(b) The Company understands that the Underwriter intends to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Underwriter is advisable, and initially to offer the Securities on the terms set forth in the Prospectus. The Company acknowledges and agrees that the Underwriter may offer and sell Securities to or through any affiliate and that any such affiliate may offer and sell Securities purchased by it to or through the Underwriter.

(c) Payment for and delivery of the Securities will be made at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603 at 10:00 A.M., New York City time, on December 29, 2006, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Underwriter and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the "Closing Date".

(d) Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Underwriter against delivery to the nominee of The Depository Trust Company, for the account of the Underwriter, of one or more global notes representing the Securities (collectively, the "Global Note"), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Underwriter not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

(e)   The Company acknowledges and agrees that the Underwriter is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, the Underwriter is not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriter shall have no responsibility or liability to the Company with respect thereto. Any review by the Underwriter of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriter and shall not be on behalf of the Company.

3.   <u>Representations and Warranties of the Company</u>. The Company represents and warrants to the Underwriter that:

(a)   *Preliminary Prospectus.* No order preventing or suspending the use of the Preliminary Prospectus has been issued by the Commission, and the Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representative expressly for use in any Preliminary Prospectus.

(b)   *Time of Sale Information.* The Time of Sale Information, at the Time of Sale did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in such Time of Sale Information. No statement of material fact included in the Prospectus has been omitted from the Time of Sale Information and no statement of material fact included in the Time of Sale Information that is required to be included in the Prospectus has been omitted therefrom.

(c)   *Issuer Free Writing Prospectus.* The Company (including its agents and representatives, other than the Underwriter in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company or its agents and representatives (other than a communication referred to in clauses (i), (ii) and (iii) below) an "Issuer Free Writing Prospectus") other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) the Preliminary Prospectus, (iii) the Prospectus, (iv) the documents listed on Annex B hereto as constituting the Time of Sale Information and (v) any electronic road show or other written communications, in each case approved in writing in advance by the Representative. Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the other Time of Sale Information accompanying, or delivered prior to delivery of such Issuer Free Writing Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by such Underwriter expressly for use in any Issuer Free Writing Prospectus.

(d)   *Registration Statement and Prospectus.* The Registration Statement has been declared effective by the Commission. No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any amendment thereto, the Registration Statement complied and will comply in all material respects with the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Trust Indenture Act"), and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to (i) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the Trustee under the Trust Indenture Act or (ii) any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by such Underwriter expressly for use in the Registration Statement and the Prospectus and any amendment or supplement thereto.

(e)   *Incorporated Documents.* The documents incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Information, when they were filed with the Commission, conformed in all material respects to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Exchange Act") and none of such documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Prospectus or the Time of Sale Information, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f)   *Financial Statements.* The financial statements and the related notes thereto included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly in all material respects the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; and, except as otherwise stated in the Registration Statement, the Time of Sale Information and the Prospectus, such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby.

(g)   *No Material Adverse Change.* Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus, (i) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position or results of operations of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Registration Statement, the Time of Sale Information and the Prospectus.

(h)   *Organization and Good Standing.* The Company has been duly incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business and is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, and has all power and authority necessary to own or hold its properties and to conduct its business in which it is engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position or results of operations of the Company or on the performance by the Company of its obligations under the Securities (a "Material Adverse Effect").

(i)   *Due Authorization.* The Company has full right, power and authority to execute and deliver this Agreement, the Securities and the Indenture (collectively, the "Transaction Documents") and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(j)   *The Indenture.* The Indenture has been duly authorized by the Company, has been duly qualified under the Trust Indenture Act and constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability (collectively, the "Enforceability Exceptions"). The Indenture conforms in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus.

(k)   *The Securities.* The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture. The Securities conform in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus.

(l)   *Underwriting Agreement.* This Agreement has been duly authorized, executed and delivered by the Company.

(m)   *No Violation or Default.* Neither the Company nor any of its subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(n)   *No Conflicts.* The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

(o)   *No Consents Required.* No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents, except for (i) the registration of the Securities under the Securities Act, (ii) the qualification of the Indenture under the Trust Indenture Act, (iii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities by the Underwriters and (iv) the authorization of the Public Service Commission of Wisconsin ("PSCW") to issue the Securities.

(p)   *Legal Proceedings.* Except as described in the Registration Statement, the Time of Sale Information and the Prospectus, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect; no such investigations, actions, suits or proceedings are overtly threatened or, to the best knowledge of the Company, contemplated by any governmental or regulatory authority or overtly threatened by others; and (i) there are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required under the Securities Act to be described in the Registration Statement or the Prospectus that are not so described in the Registration Statement, the Time of Sale Information and the Prospectus and (ii) there are no statutes, regulations or contracts or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement or described in the Registration Statement and the Prospectus that are not so filed as exhibits to the Registration Statement or described in the Registration Statement, the Time of Sale Information and the Prospectus.

(q)   *Independent Accountants.* Pricewaterhouse Coopers LLP, who has certified certain financial statements of the Company and its subsidiaries, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.

(r)   *Title to Real and Personal Property.* The Company has good and sufficient title to, or has valid rights to lease or otherwise use, all items of real and personal property that are material to the business of the Company, free and clear of all liens, encumbrances, claims and defects and imperfections of title except (i) the lien of the Company's Indenture of Mortgage and Deed of Trust dated as of January 1, 1946, with U.S. Bank National Association (successor to First Wisconsin Trust Company), as trustee, and the liens and encumbrances permitted thereunder or (ii) those liens that do not materially interfere with the use made and proposed to be made of such property by the Company or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(s)   *No Undisclosed Relationships.* No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its subsidiaries, on the other, that is required by the Securities Act to be described in the Registration Statement and the Prospectus and that is not so described in such documents and in the Time of Sale Information.

(t)   *Investment Company Act.* The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Registration Statement, the Time of Sale Information and the Prospectus, will not be an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, "Investment Company Act").

(u)   *Taxes.* The Company has paid all federal, state, local and foreign taxes and filed all tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in the Registration Statement, the Time of Sale Information and the Prospectus, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets.

(v)   *Licenses and Permits.* The Company possesses all licenses, certificates, permits and other authorizations issued by, and has made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of its properties or the conduct of its business as described in the Registration Statement, the Time of Sale Information and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Registration Statement, the Time of Sale Information and the Prospectus, the Company has not received notice of any revocation or modification of any such license, certificate, permit or authorization or does not have any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(w)   *Compliance With Environmental Laws.* (i) The Company and its subsidiaries (x) are, and at all prior times were, in compliance in all material respects with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, decisions and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"); (y) have received and are in compliance in all material respects with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (z) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect.

(x)   *Disclosure Controls.* The Company maintains a system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company has carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(y)   *Accounting Controls.* The Company maintains systems of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, its principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(z)   *Insurance.* The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as are customary for similarly sized entities engaged in similar lines of business; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(aa)   *No Unlawful Payments.* Neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(bb)   *Status under the Securities Act.* The Company is not an "ineligible issuer," as defined under the Securities Act, as of or during the times specified in such definition in connection with the offering of the Securities.

4.   Further Agreements of the Company. The Company covenants and agrees with the Underwriter that:

(a)   *Required Filings.* The Company will file the final Prospectus with the Commission within the time periods specified by Rule 424(b) under the Securities Act, will file any Issuer Free Writing Prospectus (including the Term Sheet in the form of Annex C hereto) to the extent required by Rule 433 under the Securities Act; and the Company will furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriter in such quantities as the Underwriter may reasonably request.

(b)   *Delivery of Copies.* The Company will deliver, without charge, (i) to the Representative, a signed copy of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith; and (ii) to the Underwriter (A) a conformed copy of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and (B) during the Prospectus Delivery Period (as defined below), as many copies of the Prospectus (including all amendments and supplements thereto) and each Issuer Free Writing Prospectus as the Underwriter may reasonably request. As used herein, the term "Prospectus Delivery Period" means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriter a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Underwriter or dealer.

(c)   *Amendments or Supplements; Issuer Free Writing Prospectuses.* Before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Prospectus, the Company will furnish to the Underwriter and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Underwriter reasonably objects.

(d)   *Notice to the Representative.* The Company will advise the Underwriter promptly, and confirm such advice in writing, (i) when any amendment to the Registration Statement has been filed or becomes effective; (ii) when any supplement to the Prospectus or any amendment to the Prospectus or any Issuer Free Writing Prospectus has been filed; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (iv) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or the Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (v) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Time of Sale Information or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; and (vi) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable commercial efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e)   *Time of Sale Information.* If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Company will immediately notify the Underwriter thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission (to the extent required) and furnish to the Underwriter and to such dealers as the Underwriter may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances, be misleading or so that the Time of Sale Information will comply with law.

(f)   *Ongoing Compliance.* If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with law, the Company will immediately notify the Underwriter thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission and furnish to the Underwriter and to such dealers as the Underwriter may designate, such amendments or supplements to the Prospectus as may be necessary so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law

(g)   Blue Sky Compliance. The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriter shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Securities; <u>provided</u> that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h)   *Earning Statement.* The Company will make generally available to its security holders and the Representative as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the "effective date" (as defined in Rule 158) of the Registration Statement.

(i)   *Clear Market.* During the period from the date hereof through and including the business day following the Closing Date, the Company will not, without the prior written consent of the Underwriter, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company and having a tenor of more than one year.

(j)   *Use of Proceeds.* The Company will apply the net proceeds from the sale of the Securities as described in the Registration Statement, the Time of Sale Information and the Prospectus under the heading "Use of Proceeds".

(k)   *No Stabilization.* The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(l)   *Record Retention.* The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

5.   <u>Certain Agreements of the Underwriter</u>. The Underwriter hereby represents and agrees that

(a) It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any "free writing prospectus", as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that, solely as a result of use by such underwriter, would not trigger an obligation to file such free writing prospectus with the Commission pursuant to Rule 433, (ii) any Issuer Free Writing Prospectus listed on Annex B or prepared pursuant to Section 3(c) or Section 4(c) above (including any electronic road show), or (iii) any free writing prospectus prepared by such underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an "Underwriter Free Writing Prospectus"). Notwithstanding the foregoing, the Underwriters may use a term sheet substantially in the form of Annex C hereto without the consent of the Company.

(b) It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

6.   <u>Conditions of Underwriter's Obligations.</u> The obligation of the Underwriter to purchase Securities on the Closing Date as provided herein is subject to the

performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a) *Registration Compliance; No Stop Order.* No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of a Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Underwriter.

(b) *Representations and Warranties.* The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(c) *No Downgrade.* Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization", as such term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities of the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).

(d) *No Material Adverse Change.* No event or condition of a type described in Section 3(f) hereof shall have occurred or shall exist, which event or condition is not described in the Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto) and the effect of which, in the judgment of the Underwriter, makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

(e) *Officer's Certificate.* The Underwriter shall have received on and as of the Closing Date a certificate of an executive officer of the Company who has specific knowledge of the Company's financial matters and is satisfactory to the Underwriter (i) confirming that such officer has carefully reviewed the Registration Statement, the Time of Sale Information and the Prospectus and, to the best knowledge of such officer, the representations set forth in Sections 3(a) or 3(c) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a), (c) and (d) above.

(f)   *Comfort Letters.* On the date of this Agreement and on the Closing Date, PricewaterhouseCoopers LLP shall have furnished to the Underwriter, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, containing statements and information of the type customarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus; provided that the letter delivered on the Closing Date shall use a "cut-off" date no more than three business days prior to the Closing Date.

(g)   *Opinion and 10b-5 Statement of Counsel for the Company.* Stafford Rosenbaum LLP, counsel for the Company, shall have furnished to the Underwriter, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Underwriter, in substantially the form attached hereto as Annex A-1. Sidley Austin LLP, counsel for the Company, shall have furnished to the Underwriter, at the request of the Company, their written opinion and 10b-5 Statement, dated the Closing Date and addressed to the Underwriter, in substantially the form attached hereto as Annex A-2.

(h)   *Opinion and 10b-5 Statement of Counsel for the Underwriter.* The Underwriter shall have received on and as of the Closing Date an opinion and 10b-5 Statement of Dewey Balantine LLP, counsel for the Underwriter, with respect to such matters as the Representative may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(i)   *No Legal Impediment to Issuance.* No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities.

(j)   *Good Standing.* The Underwriter shall have received satisfactory evidence of the good standing of the Company in its jurisdiction of organization and its good standing in such other jurisdictions as the Underwriter may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(k)   *Additional Documents.* On or prior to the Closing Date, the Company shall have furnished to the Underwriter such further certificates and documents as the Underwriter may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriter.

7.   Indemnification and Contribution.

(a)   *Indemnification of the Underwriters.* The Company agrees to indemnify and hold harmless the Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, (ii) or any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to the Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.

(b)   *Indemnification of the Company.* The Underwriter agrees, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by such Underwriter expressly for use in the Registration Statement, the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, it being understood and agreed that the only such information consists of the following: the fourth paragraph and the sixth paragraph under the heading "Underwriting" on page S-6 of the Prospectus.

(c)   *Notice and Procedures.* If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the "Indemnified Person") shall promptly notify the person against whom such indemnification may be sought (the "Indemnifying Person") in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 7 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 7. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to Section 7 that the Indemnifying Party may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by J.P. Morgan Securities Inc. and any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the

17

Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)   *Contribution.* If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriter on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Underwriter on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriter on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriter in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Securities. The relative fault of the Company on the one hand and the Underwriter on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)   *Limitation on Liability.* The Company and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall the Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f)   *Non-Exclusive Remedies.* The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

8.   <u>Effectiveness of Agreement</u>. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

9.   <u>Termination</u>. This Agreement may be terminated in the absolute discretion of the Underwriter, by notice to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on the New York Stock Exchange or the over-the-counter market; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Underwriter, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

10.   <u>Payment of Expenses</u>. (a) Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, any Issuer Free Writing Prospectus, any Time of Sale Information and the Prospectus (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the Company's counsel and independent accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representative may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriters); (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); and (viii) all expenses and application fees incurred in connection

with any filing with, and clearance of the offering by, the National Association of Securities Dealers, Inc.

(b)   If (i) this Agreement is terminated pursuant to Section 9, (ii) the Company for any reason fails to tender the Securities for delivery to the Underwriter or (iii) the Underwriter declines to purchase the Securities for any reason permitted under this Agreement, the Company agrees to reimburse the Underwriter for all out-of-pocket costs and expenses (including the reasonable fees and expenses of their counsel) reasonably incurred by the Underwriter in connection with this Agreement and the offering contemplated hereby.

11.   Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of the Underwriter referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from the Underwriter shall be deemed to be a successor merely by reason of such purchase.

12.   Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Underwriter contained in this Agreement or made by or on behalf of the Company or the Underwriter pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company or the Underwriter.

13.   Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term "affiliate" has the meaning set forth in Rule 405 under the Securities Act; (b) the term "business day" means any day other than a day on which banks are permitted or required to be closed in New York City; and (c) the term "subsidiary" has the meaning set forth in Rule 405 under the Securities Act..

14.   Miscellaneous. (a) *Notices.* All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters shall be given to the Representative c/o J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017 (fax: 212-834-6081); Attention: High Grade Syndicate Desk - 8th Floor. Notices to the Company shall be given to it at 133 South Blair Street, Madison, Wisconsin 53703, (fax (608) 252-7098); Attention: Vice President and Treasurer.

(b)   *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(c)   *Counterparts.* This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(d)   *Amendments or Waivers.* No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(e)   *Headings.* The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

MADISON GAS AND ELECTRIC COMPANY

By /s/ Jeffrey C. Newman
     Vice President and Treasurer

Accepted: December 22, 2006

J.P. MORGAN SECURITIES INC.

By /s/ Robert Bottamedi
     Authorized Signatory

Underwriter	Principal Amount
J.P. Morgan Securities Inc.	$30,000,000
Total	$30,000,000

[Form of Opinion of Stafford Rosenbaum LLP]

December ___, 2006

J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017

Re: Madison Gas and Electric Company – Underwriting Agreement for the Sale of $30,000,000 5.25% Medium-Term Notes Due 2017

Ladies and Gentlemen:

We have acted as counsel to Madison Gas and Electric Company, a Wisconsin corporation (the "Company"), in connection with the proposed sale by the Company of the above-referenced bonds (the "Securities"). The Securities will be issued pursuant to an Indenture dated as of September 1, 1998 (the "Indenture") between the Company and The Bank of New York Trust Company, N.A. (successor to Bank One, N.A.), as trustee (the "Trustee").

This opinion is rendered to you, as the underwriter ("Underwriter") named in the Underwriting Agreement dated December 22, 2006 (the "Underwriting Agreement"), between the Issuer and J.P. Morgan Securities Inc., as provided in section 6(g) of the Underwriting Agreement. Unless otherwise defined herein, capitalized terms in this opinion shall have the meanings set forth in the Underwriting Agreement.

For purposes of the opinions expressed below, we have assumed as of the date hereof (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to the originals of all documents submitted as certified or photostatic copies and the authenticity of the originals; (iii) the legal capacity of natural persons; (iv) the genuineness of signatures not witnessed by us; and (v) the due authorization, execution and delivery of all documents by all parties and the validity and binding effect thereof (other than the authorization, execution and delivery of the documents by the Company and the validity and binding effect thereof upon the Company). Any opinion or statement herein which is expressed to be "to our knowledge" means the lawyers in our firm involved in the representation of the Company in this transaction or who currently supervise matters handled by our firm on behalf of the Company have no current awareness of any facts or information contrary to such opinion or statement.

We have reviewed certain legal matters of the Company, including those pertaining to its corporate organization, existence and proceedings, its permits and licenses, and its various properties. We have examined, and are familiar with, among other things, the Registration Statement, including all documents incorporated therein by reference; the Prospectus; the proceedings before the Public Service Commission of Wisconsin ("the Wisconsin Commission") and the Certificate of Authority and Order issued by the Wisconsin Commission in Docket No. 3270-SB-127 on September 28, 2006, each relating to the participation by the Company in the transactions contemplated in the Underwriting Agreement. As to the factual matters, we have relied upon representations included in the Underwriting Agreement, upon certificates of officers of the Company, and upon certificates of public officials.

Upon the basis of the foregoing, we are of the opinion that:

1. The Company has been duly incorporated and in good standing under the laws of the State of Wisconsin, with corporate authority to own and hold its properties and conduct the businesses in which it is engaged, and is qualified to do business and is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or be in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

2. The Underwriting Agreement, the Securities and the Indenture have been duly authorized, executed and delivered by the Company.

3. The Wisconsin Commission has approved the issuance of the Securities and the participation by the Company in the other transactions contemplated in the Underwriting Agreement by a Certificate of Authority and Order in Docket No. 3270-SB-127; such Certificate of Authority and Order has been duly entered and is still in force and effect; the Company has duly complied with all requirements of such Certificate of Authority and Order precedent to the due issuance of the Securities and otherwise required of the Company on and prior to the date hereof; and no further approval, authorization, consent, certificate or order of any Wisconsin commission or regulatory authority is necessary with respect to the issuance of the Securities or the participation by the Company in the other transactions contemplated in the Underwriting Agreement, except that we express no opinion with respect to the application of "blue sky" securities laws.

4. The execution, delivery and performance of the Underwriting Agreement and the consummation of the transactions contemplated thereunder will not violate the Articles of Incorporation or Bylaws of the Company and does not and will not conflict with, contravene, violate or constitute a default under (a) any rule, law or regulation to which the Company is subject; (b) any judicial or administrative order or decree of any governmental authority known to us, or (c) any lease, indenture, instrument, deed of trust, contract or other agreement to which the Company or its property is subject that has been filed by the Company with the Securities and Exchange Commission under the Exchange Act, or incorporated

therein by reference, or listed in the exhibit index to the Company's most recent annual report on Form 10-K.

5.   To our knowledge, there are no pending or threatened legal or administrative proceedings to which the Company is a party or in which any of its property is the subject wherein an unfavorable decision, ruling or finding would adversely affect the transactions contemplated by the Underwriting Agreement or the validity or enforceability against the Company of the Underwriting Agreement.

We have not independently checked the accuracy or completeness of, or otherwise verified, and accordingly are not passing upon, and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or any document incorporated by reference therein. This opinion is limited to the laws of the State of Wisconsin.

This opinion is being delivered solely for the benefit of the persons to whom it is addressed; accordingly, it may not be quoted, filed with any governmental authority or other regulatory agency or otherwise circulated or utilized for any other purpose without our prior written consent.

Very truly yours,

STAFFORD ROSENBAUM LLP

[Form of Opinion of Sidley Austin LLP]

December __, 2006

J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017

Re: $30,000,000 5.25% Medium-Term Notes due 2017

Ladies and Gentlemen:

We address this letter to you at the request of Madison Gas and Electric Company, a Wisconsin corporation (the "*Company*"), in connection with the issuance and sale of $30,000,000 aggregate principal amount of 5.25% Medium-Term Notes due January 15, 2017 (the "*Notes*") by the Company pursuant to the Underwriting Agreement dated December 22, 2006 (the "*Underwriting Agreement*") between the Company and you. The Notes are being issued under the Company's Indenture dated as of September 1, 1998 (the "*Indenture*"), with The Bank of New York Trust Company, N.A. (as successor to Bank One, N.A.), as Trustee. Capitalized terms used in this letter without definition shall have the meanings given to such terms in the Underwriting Agreement.

We have acted as counsel to the Company in connection with the execution and delivery of the Underwriting Agreement and the preparation of:

(i)   the Company's Registration Statement on Form S-3 (Registration No. 333-135401) filed on June 28, 2006 with the Securities and Exchange Commission (the "*SEC*") under the Securities Act of 1933, as amended (the "*Securities Act*"), which registration statement was declared effective by the SEC on July 28, 2006; as used in this letter, the term "*Registration Statement*" shall mean, as of any time referred to herein, such registration statement, including, except as otherwise specified herein, the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act at such time and any information included in the Prospectus (as defined below) that was omitted from the Registration Statement at the time it became effective but that is deemed to be part of and included in the Registration Statement pursuant to Rule 430B(f)(1) under the Securities Act;

(ii)   the Company's preliminary prospectus supplement dated December 22, 2006 relating to the prospectus dated December 22, 2006 (the "*Base Prospectus*"), both filed with the SEC on December 22, 2006; as used in this letter, the term "*Preliminary Prospectus*" shall mean the Base Prospectus and such preliminary prospectus supplement, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act;

(iii)   the term sheet dated December 22, 2006 relating to the Notes and filed with the SEC on December __, 2006 (the "*Term Sheet*" and, together with the Preliminary Prospectus, the "*Time of Sale Information*"); and

(iv)   the Company's prospectus supplement dated December 22, 2006 and filed with the SEC on December __, 2006 relating to the Base Prospectus; as used in this letter, the term "*Prospectus*" shall mean the Base Prospectus and such prospectus supplement, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act. The Prospectus is the most recent form of prospectus relating to the Notes filed with the SEC pursuant to Rule 424(b) under the Securities Act.

For the purpose of rendering the opinions expressed herein, we have relied, as to various questions of fact material to the opinions expressed below, upon the representations made by the Company in the Underwriting Agreement and upon certificates delivered by or on behalf of it on the date hereof. We have also examined originals, or copies of originals certified to our satisfaction, of such corporate records of the Company and such agreements, documents, certificates and other statements of government officials and other instruments, have examined such questions of law and have satisfied ourselves as to such matters of fact as we have considered relevant and necessary as a basis for this letter. We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as certified or photostatic copies or by facsimile or other means of electronic transmission or which we obtained from the Electronic Data Gathering, Analysis and Retrieval System of the SEC or other internet sites through which documents filed with the SEC can be obtained. With respect to any instrument or agreement executed or to be executed by any party, we have assumed, to the extent relevant to the opinions set forth herein, that (i) such other party (if not a natural person) has been duly formed or organized and is validly existing and in good standing under the laws of its jurisdiction of formation or organization and (ii) such other party has full right, power and authority to execute, deliver and perform its obligations under each instrument or agreement to which it is a party and each such instrument or agreement has been duly authorized (if applicable), executed and delivered by such other party, and is a valid, binding and enforceable agreement or obligation, as the case may be, of, such other party (other than the Company).

Based upon the foregoing and subject to the assumptions, qualifications and limitations stated below, we advise you that in our opinion:

1.   The Notes and the Indenture conform in all material respects as to legal matters with the statements concerning them made in the Time of Sale Information and the Prospectus, and such statements accurately set forth the matters respecting the Notes and the Indenture required to be set forth in the Preliminary Prospectus or the Prospectus, as the case may be.

28

2. The statements made in the Time of Sale Information and the Prospectus under the caption "Description of the Notes" and in the Base Prospectus under the caption "Description of Notes," insofar as they purport to constitute summaries of the terms of the documents referred to therein, constitute accurate summaries of the terms of such documents in all material respects.

3. The Indenture constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms. The Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended (the "*Trust Indenture Act*"), as and to the extent required by the provisions of such Act.

4. No filing with, or authorization, approval, consent or order of, any federal governmental authority or agency is necessary or required for the performance by the Company of its obligations under the Underwriting Agreement or in connection with the transactions contemplated under the Underwriting Agreement, other than under the Securities Act, the rule and regulations of the SEC under the Securities Act, the Trust Indenture Act and the rules and regulations of the SEC under the Indenture Act, which have been obtained.

5. Assuming the Notes are duly authenticated in accordance with the terms of the Indenture, the Notes are in due and proper form and, when delivered to the Underwriter against payment of the agreed consideration therefor, will be valid and enforceable obligations of the Company in accordance with their respective terms and entitled to the benefits provided by the Indenture. The holders of the Notes will be entitled to the payment of principal and interest and premium, if any, in the case of redemption, as therein provided.

6. The Registration Statement has become effective under the Securities Act and, to our knowledge, no proceedings for a stop order are pending or overtly threatened under Section 8(d) or 8(e) of the Securities Act; any required filing of the Preliminary Prospectus or the Prospectus pursuant to Rule 424(b) of the rules and regulations of the SEC under the Securities Act has been made in the manner and within the time period required by Rule 424(b); and the filing of the Term Sheet contemplated by Section 4(a) of the Underwriting Agreement has been made in the manner and within the time period required by Rule 433 under the Securities Act.

7. The Registration Statement (except as to the financial statements, financial data, statistical data and supporting schedules contained or incorporated therein, with respect to which we express no opinion), as of the date it originally became effective under the Securities Act, and the Preliminary Prospectus and the Prospectus (except as to the financial statements, financial data, statistical data and supporting schedules contained or incorporated therein, with respect to which we express no opinion), as of their respective dates complied, and the Prospectus as of the date hereof complies, in each case as to

form, in all material respects, with the Securities Act, the Exchange Act and the Trust Indenture Act, and the rules and regulations of the SEC under such Acts; and the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act (except as to the financial statements, financial data, statistical data and supporting schedules contained or incorporated therein, with respect to which we express no opinion), as of their respective dates of filing with the SEC, complied as to form, in all material respects, with the Exchange Act and the rules and regulations of the SEC thereunder.

8.   The Company is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended ("*Investment Company Act*").

9.   To our knowledge, there are no contracts or exhibits required to be filed as exhibits to the Registration Statement which are not so filed.

In the course of the preparation of the Registration Statement, the Preliminary Prospectus and the Prospectus, we have considered the information set forth therein in light of the matters required to be set forth therein, and have participated in conferences with officers and representatives of the Company, including its independent registered public accountants, and, with respect to the Time of Sale Information and the Prospectus, your representatives and your counsel, during the course of which the contents of the Registration Statement, the Time of Sale Information and the Prospectus and related matters were discussed. Except as set forth in paragraphs 1 and 2 above, we have not independently checked the accuracy or completeness of, or otherwise verified, and accordingly are not passing upon, and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in, or incorporated by reference into, the Registration Statement, the Time of Sale Information or the Prospectus. However, as a result of such consideration and participation, no facts have come to our attention which cause us to believe that (other than in each case the financial statements, financial data, statistical data and supporting schedules contained or incorporated therein, with respect to which we express no belief):

A.   the Registration Statement, at the time it originally became effective under the Securities Act or as of each "new effective date" with respect to the Notes pursuant to, and within the meaning of, Rule 430(B)(f)(2) under the Securities Act, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

B.   the Time of Sale Information, as of the Time of Sale, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

C.   the Prospectus, as of its date or at the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Insofar as the statements set forth in paragraph A above address the Registration Statement at a "new effective date" with respect to the Notes:

(i)   we have been informed by the Underwriter that the date of first use of the Preliminary Prospectus was December 22, 2006 and that such use occurred prior to the date and time of the first contract of sale of the Notes for the purposes of Rule 430B(f)(1) under the Securities Act; and, therefore, we assume that a "new effective date" was December 22, 2006, and we have assumed, with your permission and without independent investigation or verification, the accuracy of such information; and

(ii)   we have been informed by the Underwriter that the Time of Sale was immediately prior to the earlier of the date that the Prospectus was first used or the date and time of the first contract of sale of the Notes for the purposes of Rule 430B(f)(1) under the Securities Act; and, therefore, we assume that a "new effective date" was the Time of Sale, and we have assumed, with your permission and without independent investigation or verification, the accuracy of such information.

Our opinions in paragraphs 3 and 5 with respect to the enforceability of the Indenture or the Notes or the benefits provided by the Indenture are subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

With respect to our opinion in paragraph 8 that the Company is not an "investment company" within the meaning of the Investment Company Act, we have relied exclusively, as to all factual matters, on a certificate, dated as of the date of this letter, of Jeffrey Newman, Vice President and Treasurer of the Company.

This letter is limited to the federal laws of the United States of America and the laws of the State of New York (to the extent the laws of the State of New York relate to, and govern, the Indenture).

Any opinion or statement herein which is expressed to be "to our knowledge" means that the lawyers in this Firm who have had an involvement in the preparation of the Registration Statement, the Time of Sale Information and the Prospectus and the transactions contemplated by the Underwriting Agreement or who currently supervise matters handled by this Firm on behalf of the Company have no current awareness of any facts or information contrary to such opinion or statement.

This letter is being rendered solely to and for the benefit of the persons to whom it is addressed in connection with the matter described above; accordingly, it may not be quoted or otherwise delivered to or relied upon by any other person (including, without limitation, any person who acquires any Notes from the Underwriter) or used for any other purpose without our prior written consent. We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinions or statements expressed above, including any changes in applicable law which may hereafter occur.

Very truly yours,

Time of Sale Information

The Term Sheet (Annex C)

Madison Gas and Electric Company

Pricing Term Sheet

Issuer:	Madison Gas and Electric Company
Title of Securities:	5.25% Medium-Term Notes due 2017
Legal Format:	SEC-registered (Registration No. 333-135401)
Size:	$30,000,000
Maturity:	January 15, 2017
Coupon:	5.25%
Issue Price:	99.727% of principal amount
Yield to Maturity:	5.285%
Spread to Benchmark Treasury:	+70 basis points (0.700%)
Benchmark Treasury:	4.625% due November 15, 2016
Benchmark Treasury Yield:	4.585%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2007
Redemption Provisions:	
Make-whole call	At any time at a discount rate of Treasury rate plus 15 basis points
Settlement:	December 29, 2006 (T+4)
CUSIP:	557497AQ7
Ratings:	Aa3 (Moody's); AA- (S&P)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at *www.sec.gov*. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling JPMorgan collect at 212-834-4533.

Exhibit 4.1

Global Fixed Rate Note

REGISTERED NO.

MADISON GAS AND ELECTRIC COMPANY

Fixed Rate
Medium-Term Note

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Company or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co., or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

The following summary of terms is subject to the provisions set forth below:

CUSIP:	557497AQ7	EXTENSION PERIOD:	N/A
ORIGINAL ISSUE DATE(S):	December 29, 2006	NUMBER OF EXTENSION PERIODS:	N/A
PRINCIPAL AMOUNT:	$30,000,000	FINAL MATURITY DATE:	January 15, 2017
MATURITY DATE:	January 15, 2017	OPTIONAL INTEREST RESET:	☐ Yes ☑ No
INTEREST RATE:	5.25%	OPTIONAL INTEREST RESET DATES:	N/A
INTEREST PAYMENT DATES:	January 15 and July 15	ORIGINAL ISSUE DISCOUNT NOTE:	☐ Yes ☑ No
RECORD DATES:	January 1 and July 1	ISSUE PRICE (percentage of principal):	99.727%
OPTIONAL REDEMPTION:	☑ Yes ☐ No	YIELD TO MATURITY:	5.285%
INITIAL REDEMPTION DATE:	December 29, 2006		
AMORTIZING NOTE:	☐ Yes ☑ No	RENEWABLE AT OPTION OF HOLDER:	☐ Yes ☑ No
OPTION TO ELECT REPAYMENT:	☐ Yes ☑ No	ANNEX ATTACHED (and incorporated by reference herein):	☑ Yes ☐ No
OPTIONAL EXTENSION OF ORIGINAL MATURITY DATE:	☐ Yes ☑ No		

Madison Gas and Electric Company, a Wisconsin corporation (herein called the "Company", which term includes any successor Person under the Indenture referred to on the reverse hereof), for value received, hereby promises to pay to Cede & Co. or registered assigns the principal sum specified above, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, on the Maturity date specified above and to pay interest thereon, in such coin or currency, from and including the Original Issue Date (or if this Global Note has two or more Original Issue Dates, interest shall, beginning on each such Original Issue Date, begin to accrue for that part of the principal amount to which such Original Issue Date is applicable) specified above, or from and including the most recent Interest Payment Date specified above to which interest has been paid or duly provided for, as the case may be. Interest shall be paid in arrears semiannually on each Interest Payment Date in each year commencing on (a) the first such Interest Payment Date next succeeding the earliest Original Issue Date or Dates, or (b) if such Original Issue Date is after a Record Date and prior to the first Interest Payment Date, on the second Interest Payment Date, at the per annum Interest Rate set forth above until Maturity and the principal hereof is paid or made available for payment. The interest so payable and punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note is registered at the close of business on the Record Date specified above next preceding such Interest Payment Date; provided, however, that if an Original Issue Date falls between a Record Date and the next Interest Payment Date, the first payment of interest with respect to such Original Issue Date will be paid on the second Interest Payment Date subsequent to such Original Issue Date to the Person in whose name this Note is registered at the close of business on the Record Date for such second Interest Payment Date; and provided, further, that interest payable on the Maturity date or, if applicable, upon redemption, shall be payable to the Person to whom principal shall be payable. Except as otherwise provided in the Indenture, any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Record Date and shall be paid to the Person in whose name this Note is registered at the close of business on a Record Date for the payment of such defaulted interest to be fixed by the Company, notice whereof shall be given to Noteholders not less than fifteen days prior to such Record Date. Payment of the principal of and any premium and interest on this Note shall be made on or before 10:30 A.M., New York City time or such other time as shall be agreed upon between the Trustee and the Depositary, of the day on which such payment is due, by wire transfer into the account specified by the Depositary; provided, however, that as a condition to the payment at the Maturity date of any part of the principal and any applicable premium of this Global Note, the Depositary shall surrender, or cause to be surrendered, this Global Note to the Trustee. The Company will pay any administrative costs imposed by banks in connection with making payments by wire transfer, but not any tax, assessment or governmental charge imposed on the Holder of this Note.

Under certain circumstances, this Global Note is exchangeable in whole or from time to time in part for a definitive individual Note or Notes, with the same Original Issue Date or Dates, Maturity date, Interest Rate and redemption and other provisions as provided herein or in the Indenture.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS GLOBAL NOTE SET FORTH IN FULL ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH IN FULL AT THIS PLACE.

2

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: December 29, 2006

MADISON   GAS   AND   ELECTRIC COMPANY

By: /s/ Terry A. Hanson
      Terry A. Hanson
      Vice President, Chief Financial Officer
      and Secretary

By: /s/ Jeffrey C. Newman
      Jeffrey C. Newman
      Vice President and Treasurer

TRUSTEE'S CERTIFICATE
  OF AUTHENTICATION

This is one of the Notes referred
to in the within-mentioned Indenture.

The Bank of New York Trust Company, N.A.,
  as Trustee

By: /s/ Janice Ott Rotunno
    Authorized Signatory

[*Signature Page to Note*]

MADISON GAS AND ELECTRIC COMPANY

MEDIUM-TERM NOTE

This Global Note is one of, and a global security which represents Notes which are part of, the duly authorized Notes of the Company (herein called the "Notes"), issued and to be issued under an Indenture dated as of September 1, 1998 (herein called the "Indenture") between the Company and The Bank of New York Trust Company, N.A. (as successor to Bank One, N.A.), as Trustee (herein called the "Trustee", which term includes any successor Trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Noteholders, and of the terms upon which the Notes are, and are to be, authenticated and delivered.

Each Note shall be dated the date of its authentication by the Trustee. Each Note shall also bear an Original Issue Date or Dates which with respect to this Global Note (or any portion thereof) shall mean the date or dates of the original issue of the Notes represented hereby as specified on the face hereof, and such Original Issue Date or Dates shall remain the same for all Notes subsequently issued upon transfer, exchange or substitution of such original Note (or such subsequently issued Notes) regardless of their dates of authentication. The Notes may bear different dates, mature at different times, bear interest at different rates, be subject to different redemption provisions, if any, and may otherwise vary, all as provided in the Indenture.

Interest on this Note will be payable on the Interest Payment Date or Interest Payment Dates as specified on the face hereof and, in either case, at Maturity. Unless otherwise specified on the face hereof, payments on this Note with respect to any particular Interest Payment Date or the Maturity date will include interest accrued from and including the applicable Original Issue Date, or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, to but excluding the particular Interest Payment Date or the Maturity date. Interest on this Note will be computed and paid on the basis of a 360-day year of twelve 30-day months.

Unless otherwise specified on the face hereof, if this Note is an Amortizing Note, payments with respect to this Note will be applied first to interest due and payable hereon and then to the reduction of the unpaid principal amount hereof. If this Note is an Amortizing Note, a table setting forth the schedule of dates and amounts of payments of principal of and interest on this Note or the formula for the amortization of principal and/or interest is set forth in an annex attached to this Note.

All percentages resulting from any calculation with respect to this Note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with five one-millionths of a percentage point rounded upward) and all dollar amounts used in or resulting from any such calculation with respect to this Note will be rounded to the nearest cent (with one-half cent being rounded upward).

"Business Day" means, unless otherwise specified on the face hereof or in the Annex attached hereto, any Monday, Tuesday, Wednesday, Thursday or Friday that in The City of New York is not a day on which banking institutions are authorized or obligated by law, regulation or executive order to close. If an Interest Payment Date or Maturity for this Note falls on a day that is not a Business Day, payment of principal, premium, if any, and interest to be made on such day with respect to this Note will be made on the next day that is a Business Day with the same force and effect as if made on the due date, and no additional interest will be payable on the date of payment for the period from and after the due date as a result of such delayed payment.

This Note will be redeemable at the option of the Company prior to its Stated Maturity only if an Initial Redemption Date is specified on the face hereof. If so specified, this Note will be subject to redemption at the option of the Company on any date on and after such Initial Redemption Date in whole or from time to time in part in increments of $1,000 or integral multiples thereof, at the redemption prices specified in an annex attached to this Note, plus accrued and unpaid interest to but excluding the date of redemption, but payments due with respect to this Note prior to the date of redemption will be payable to the Holder of this Note of record at the close of business on the relevant Record Date specified on the face hereof, all as provided in the Indenture. The Company may exercise such option by causing the Trustee to mail a notice of such redemption, at least 30 but not more than 60 calendar days prior to the date of redemption, in accordance with the provisions of the Indenture. In the event of redemption of this Note in part only, this Note will be cancelled and a new Note or Notes representing the unredeemed portion hereof will be issued in the name of the Holder hereof. This Note is not subject to a sinking fund unless otherwise specified in an annex attached hereto.

If so specified on the face of this Note, (i) this Note shall be subject to repayment, in whole or in part, prior to Stated Maturity at the option of the Holder on a certain date or dates and at a certain price or prices, plus accrued and unpaid interest to but excluding the date of payment; (ii) the Stated Maturity of this Note may be extended at the option of the Company for one or more Extension Periods of from one to five years, as specified on the face hereof, up to but not beyond the Final Maturity Date specified on the face hereof; (iii) the interest rate specified on the face hereof may be reset by the Company in accordance with a formula or otherwise on the Optional Interest Reset Date or Dates specified on the face hereof; and/or (iv) this Note shall be renewable at the option of the Holder, in each case in accordance with the provisions of the Indenture applicable thereto and/or as specified in an annex attached to this Note.

Notwithstanding anything herein to the contrary, if this Note is an Original Issue Discount Note as specified on the face hereof, the amount payable in the event the principal amount hereof is declared to be due and payable immediately by reason of an Event of Default or in the event of redemption or repayment hereof prior to the Stated Maturity hereof, in lieu of the principal amount due at the Stated Maturity hereof, shall be the Amortized Face Amount of this Note as of the date of declaration, redemption or repayment, as the case may be. The "Amortized Face Amount" of this Note shall be the amount equal to the principal amount of this Note multiplied by the Issue Price specified on the face hereof plus (b) the portion of the difference between the dollar amount thus obtained and the principal amount hereof that has accreted at the Yield to Maturity specified on the face hereof (computed in accordance with generally accepted United States bond yield computation principles) to such date of declaration, redemption or repayment but in no event shall the Amortized Face Amount of this Note exceed the principal amount stated on the face hereof.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Noteholders to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding that would be affected thereby. The Indenture also contains provisions permitting the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding, on behalf of the Holders of all Notes, to waive compliance by the Company with certain covenants in the Indenture. The Indenture also provides that the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding may waive certain past defaults and their consequences on behalf of the Holders of all Notes. Any such consent or waiver by the Holder of this Global Note (if not timely revoked in accordance with the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders of this Global Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Global Note or such Note.

As set forth in, and subject to, the provisions of the Indenture, no Holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing default with respect to the Notes, the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall have failed to institute such proceeding within 60 days; provided, however, that such limitations do not apply to a suit instituted by the Holder hereof for the enforcement of payment of the principal of and any premium or interest on this Global Note on or after the respective due dates expressed herein.

THIS NOTE IS A GLOBAL NOTE REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE THEREOF AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL NOTES REPRESENTED HEREBY, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

If at any time the Depositary for this Global Note notifies the Company that it is unwilling or unable to continue as Depositary for this Global Note or if at any time the Depositary for this Global Note shall no longer be registered as a clearing agency under the Securities Exchange Act of 1934, as amended, or any successor statute or regulation, the Company may appoint a successor Depositary with respect to this Global Note. If (A) a successor Depositary for this Global Note is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility, or (B) any Notes are represented by this Global Note at a time when an Event of Default with respect to the Notes shall have occurred and be continuing, then in each case the Company's election to issue this Note in global form shall no longer be effective with respect to this Global Note and the Company will execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of individual Notes in exchange for this Global Note, shall authenticate and make available for delivery, individual Notes of like tenor and terms in definitive form in an aggregate principal amount equal to the principal amount of this Global Note in exchange for this Global Note.

If agreed by the Company and the Depositary with respect to Notes issued in the form of this Global Note, the Depositary for such Global Note shall surrender this Global Note in exchange in whole or in part for individual Notes of like tenor and terms in definitive form on such terms as are acceptable to the Company and such Depositary. Thereupon the Company shall execute, and the Trustee shall authenticate and make available for delivery, without a service charge, (1) to each Person specified by such Depositary, a new Note or Notes of like tenor and terms, and of any authorized denominations as requested by such Person in aggregate principal amount equal to and in exchange for the beneficial interest of such Person in this Global Note, and (2) to such Depositary a new Global Note of like tenor and terms and in a denomination equal to the difference, if any, between the principal amount of this Global Note and the aggregate principal amount of Notes delivered to Holders thereof.

Under certain circumstances specified in the Indenture, the Depositary may be required to surrender any two or more Global Notes which have identical terms (but which may have differing Original Issue Dates) to the Trustee, and the Company shall execute and the Trustee shall authenticate and deliver to, or at the direction of, the Depositary a Global Note in principal amount equal to the aggregate principal amount of, and with all terms identical to, the Global Notes surrendered to the Trustee, and such new Global Note shall indicate each applicable Original Issue Date and the principal amount applicable to each such Original Issue Date.

No reference herein to the Indenture and no provision of this Global Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Global Note at the times, places and rates, and in the coin or currency, herein prescribed.

The Indenture contains provisions for the satisfaction and discharge of the Indenture upon compliance by the Company with certain conditions specified therein, which provisions apply to this Note.

Prior to due presentment of this Global Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Global Note is registered as the owner hereof for all purposes, whether or not this Global Note is overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

All terms used in the Note which are defined in the Indenture but are not defined in this Note shall have the meanings assigned to them in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common

TEN ENT - as tenants by the
        entireties

JT TEN - as joint tenants with
        right of survivorship and
        not as tenants in common

UNIT GIFT
MIN ACT - _____Custodian_____
      (Cust)   (Minor)
Under Uniform Gifts to
Minors Act

_____
State

Additional abbreviations may also be used though not in the above list.
_____

FOR VALUE RECEIVED the undersigned hereby sell(s),
assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR
OTHER IDENTIFYING NUMBER OF ASSIGNEE

_____

_____

_____
Please print or typewrite name and address
including postal zip code of assignee

_____
the within note and all rights thereunder, hereby irrevocably constituting and appointing
_____ attorney to transfer said note on the books
of the Company, with full power of substitution in the premises.

Dated:_____

NOTICE: The signature(s) to this assignment must correspond with the name(s) as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever. The signature(s) must be guaranteed by an "eligible guarantor institution" that is a member or participant in the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Program.

ANNEX

REDEMPTION PRICE

The Company may, at its option, redeem the Notes in whole or in part at any time at a redemption price equal to the greater of:

(1)   100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date, or

(2)   as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points, plus accrued and unpaid interest on those Notes to the redemption date.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months. For purposes of this Annex, the following definitions shall apply:

"*Adjusted Treasury Rate*" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

"*Business Day*" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

"*Comparable Treasury Issue*" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"*Comparable Treasury Price*" means, with respect to any redemption date:

(i)   the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations; or

(ii)   if the Trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

"*Quotation Agent*" means the Reference Treasury Dealer appointed by the Company.

"*Reference Treasury Dealer*" means (1) J.P. Morgan Securities Inc. and its successors, unless it ceases to be a primary U.S. Government securities dealer in the United States ("*Primary Treasury Dealer*"), in which case the Company shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by the Company.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that redemption date.